Reliance
Industries Limited

RECEIVED

2009 MAY -1 A 5:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 27, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549 [redacted]
USA

09045999

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 31 & Clause 41	April 27, 2009	Copies of Unaudited Financial Results for the year / quarter ended March 31, 2009 published in English daily newspaper, viz., "Economic Times" and daily newspaper published in Marathi language, viz., "Maharashtra Times".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Reliance
Industries Limited

April 27, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub : Unaudited Financial Results for the nine months ended / quarter ended March 31, 2009

Further to our letter dated April 23, 2009 on the above subject, we send herewith three (3) copies each of the Unaudited Financial Results for the year / quarter ended March 31, 2009 published in "Economic Times", all India Edition, in English language and in "Maharashtra Times", Mumbai Edition, in Marathi language.

As required under the Listing Agreement, the Financial Results have been published in the above news papers within 48 hours of the conclusion of the Board Meeting at which the said Results were approved.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222 Nariman Point, Mumbai - 400 021.

RPL Refinery and KG D6 Commissioned

RIL and RPL Boards, Shareholders and Creditors Approve Merger

Revenue and Earnings Growth in Challenging Times

Unaudited Financial Results for the Quarter / Year ended 31st March 2009

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 31st March		Year Ended 31st March	
		2009	2008	2009	2008 (Audited)
1.	Turnover	29,073	38,697	150,771	139,269
	Less: Excise Duty / Service Tax Recovered	711	1,411	4,480	5,826
2.	**Net Turnover**	**28,362**	**37,286**	**146,291**	**133,443**
3.	a) (Increase) / decrease in stock in trade / work in progress	2,077	1,232	1,821	1,867
	b) Consumption of raw materials	12,384	25,664	97,150	90,304
	c) Purchases	5,807	1,202	10,154	6,008
	d) Staff cost	514	576	2,358	2,119
	e) Depreciation	1,327	1,380	5,059	4,847
	f) Other expenditure	2,143	2,594	11,413	9,839
	g) Total Expenditure	**24,252**	**32,648**	**127,955**	**114,984**
4.	**Profit from Operations before other income, interest and exceptional items**	**4,110**	**4,638**	**18,336**	**18,459**
5.	Other Income	993	289	2,033	895
6.	**Profit before interest and exceptional items**	**5,103**	**4,927**	**20,369**	**19,354**
7.	Interest and Finance Charges	477	272	1,692	1,077
8.	Exceptional Item	(370)	(0)	(370)	4,733
9.	**Profit before tax**	**4,256**	**4,655**	**18,307**	**23,010**
10.	Provision for Current Tax [including Fringe Benefit tax]	485	544	2,128	2,652
11.	Provision for Deferred Tax	225	199	900	900
12.	**Net Profit after tax**	**3,546**	**3,912**	**15,279**	**19,458**
13.	**Net Profit after tax[excluding effect of exceptional item]**	**3,874**	**3,912**	**15,607**	**15,261**
14.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each	1,574	1,454	1,574	1,454
15.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year				77,442
16.	Earnings per share (of Rs. 10)				
	Basic	23.4	26.9	101.0	133.9
	Diluted	23.4	26.9	101.0	133.9
17.	Earnings per share (of Rs. 10) [excluding exceptional item]				
	Basic	25.6	26.9	103.2	105.0
	Diluted	25.6	26.9	103.2	105.0
18.	Public shareholding [including shares held by subsidiary companies on which no voting rights are exercisable]				
	– Number of Shares (in crores)	74.82	65.30	74.82	65.30
	– Percentage of Shareholding (%)	47.54	44.92	47.54	44.92
19.	Promoters and Promoter Group shareholding				
	a) Pledged / Encumbered				
	- Number of Shares (in crores)	–	–	–	–
	- Percentage of Total Promoters and Promoter Group Shareholding (%)	–	–	–	–
	- Percentage of Total Share Capital of Company (%)	–	–	–	–
	b) Non - Encumbered				
	- Number of Shares (in crores)	77.17	74.67	77.17	74.67
	- Percentage of Total Promoters and Promoter Group Shareholding (%)	100.00	100.00	100.00	100.00
	- Percentage of Total Share Capital of Company (%)	49.03	51.37	49.03	51.37

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.
2. The Scheme of amalgamation of Reliance Petroleum Limited (RPL), with the Company from the appointed date of 1st April, 2008, has been approved by the shareholders and creditors of both the companies and submitted to the Hon'ble High Courts of judicature at Mumbai and Gujarat for sanction u/s 391 and 394 of the Companies Act, 1956. Upon receipt of statutory approvals, the Scheme will be given effect to in the audited financial statements for the year ended 31st March 2009.
3. The Company has granted 50,100 Options during the year to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company. The options vest over a period of 7 years from the date of grant based on specified criteria.
4. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. The Company has also revalued plant, equipment and buildings situated at Gandhar and Nagothane on 1st January 2009 and the incremental value on revaluation amounting to Rs. 12,901 crore (US$ 2,544 million) has been credited to Revaluation Reserve. Consequent to revaluation, there was an additional charge for depreciation of Rs. 1,987 crore (US$ 392 million) for the year ended 31st March 2009 which has been withdrawn from the Reserves. This has no impact on the profit for the year.

5. The company's refinery at Jamnagar exited the EOU scheme with effect from 16th April 2009.
6. The company commenced gas production from KG D6 basin (D1 / D3 discoveries) from 02nd April 2009.
7. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets. This was a matter of reference in the Limited Review Report. However, pursuant to the retrospective amendment (with effect from 7th December 2006) to Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" vide GSR Notification 225(E) dated 31st March 2009, the above accounting treatment followed by the Company is consistent with the revised AS 11.
8. During the year ending 31st March 2009, Reliance People Serve Limited, Reliance Infrastructure Management Services Limited, Reliance Global Business, B.V., Reliance Gas Corporation Limited, Reliance Global Energy Services Limited, Reliance One Enterprises Limited, Reliance Personal Electronics Limited, Reliance Global Energy Services (Singapore) Pte Limited, Reliance Polymers (India) Private Limited, Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited, Reliance Chemicals Private Limited, Reliance Universal Enterprises Private Limited, International Oil Trading Limited, Reliance Nutritional Food Processors Private Limited, Reliance Review Cinema Private Limited, Reliance Replay Gaming Private Limited, RIL USA Inc, Reliance Commercial Land Infrastructure Private Limited, Reliance Corporate IT Park Limited, Reliance Eminent Trading & Commercial Private Limited, Reliance Progressive Traders Private Limited, Reliance Prolific Traders Private Limited, Reliance Universal Traders Private Limited, Reliance Prolific Commercial Private Limited, Reliance Comtrade Private Limited, Reliance Ambit Trade Private Limited, Reliance Petro Marketing Private Limited, LPG Infrastructure (India) Private Limited and Reliance Infosolution Private Limited have become subsidiaries of the Company and Abcus Retail Private Limited ceased to be a subsidiary.
9. Exceptional item of Rs. 370 crore (US$ 73 million) represent provision made towards estimated claims on account of subsidiaries.
10. Provision for Current Tax for the year ended 31st March 2009 includes provision for Fringe Benefit Tax of Rs. 54 crore (US$ 10.7 million).
11. There were no investors' complaints pending as on 1st January 2009. All the 1,053 complaints received during the quarter ended 31st March 2009 were resolved and no complaints were outstanding as on 31st March 2009.
12. The audit committee reviewed the above results. The Board of Directors at its meeting held on 23rd April 2009 approved the above results and its release. The statutory auditors of the Company have carried out a Limited Review of the results for the year ended 31st March 2009.

Unaudited Segment Information for the Quarter / Year Ended 31st March 2009

(Rs Crores)

		Quarter ended 31st March				Year ended 31st March			
		2009		2008		2009		2008 (Audited)	
1.	**Segment Revenue**								
	– Petrochemicals	9,724		14,119		52,767		53,000	
	– Refining	21,631		28,686		112,351		100,743	
	– Oil and Gas	736		828		3,489		2,702	
	– Others	210		342		638		778	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**32,301**		**43,975**		**169,246**		**157,223**	
	Less: Inter Segment Transfers	3,228		5,278		18,474		17,954	
	Turnover	**29,073**		**38,697**		**150,771**		**139,269**	
	Less: Excise Duty Recovered on Sales	711		1,411		4,480		5,826	
	Net Turnover		**28,362**		**37,286**		**146,291**		**133,443**
2.	**Segment Results**								
	– Petrochemicals	1,722		1,466		6,855		7,113	
	– Refining	1,953		2,839		9,648		10,332	
	– Oil and Gas	473		447		2,226		1,503	
	– Others	12		9		37		40	
	Total Segment Profit before Interest and Tax		**4,160**		**4,761**		**18,766**		**18,988**
	(i) Interest Expense		(477)		(272)		(1,692)		(1,077)
	(ii) Interest Income		712		248		1,514		662
	(iii) Other Unallocable Income Net of Expenditure		231		(82)		89		(296)
	Profit before Tax and exceptional items		**4,626**		**4,655**		**18,677**		**18,277**
	Exceptional Item		(370)				(370)		4,733
	Profit before Tax		**4,256**		**4,655**		**18,307**		**23,010**
	(i) Provision for Current Tax [including Fringe Benefit tax]		(485)		(544)		(2,128)		(2,652)
	(ii) Provision for Deferred Tax		(225)		(199)		(900)		(900)
	Profit after Tax		**3,546**		**3,912**		**15,279**		**19,458**
	Profit after Tax [excluding effect of exceptional item]		**3,874**		**3,912**		**15,607**		**15,261**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**								
	– Petrochemicals		41,632		30,758		41,632		30,758
	– Refining		46,806		42,141		46,806		42,141
	– Oil and Gas		44,673		26,391		44,673		26,391
	– Others		7,255		6,447		7,255		6,447
	– Unallocated Corporate		44,651		20,064		44,651		20,064
	Total Capital Employed		**185,017**		**125,801**		**185,017**		**125,801**

Notes to Standalone Segment Information for the Quarter / Year Ended 31st March 2009

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:
   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Polybutadiene Rubber, Caustic Soda and Polyethylene Terephthalate.
   b) The **refining** segment includes production and marketing operations of the petroleum products.
   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.
   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.
   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

For **Reliance Industries Limited**
Sd/-
Mukesh D. Ambani
Chairman & Managing Director

Date : April 23, 2009
Place : Mumbai

महाराष्ट्र टाइम्स मुंबई २५ एप्रिल २००९

Reliance
Industries Limited

नोंदणीकृत कार्यालय : मेकर चेंबर्स ४, ३रा मजला, २२२ नरीमन पॉइंट, मुंबई-४०० ०२१.

आरपीएल रिफायनरी आणि केजी डी६ कार्यान्वित
आरआयएल व आरपीएलचे संचालक मंडळ, भागधारक आणि क्रेडिटर्सनी विलिनिकरणाला मंजूरी दिली
आव्हानात्मक काळात महसूल आणि मिळकतीत वाढ

३१ मार्च २००९ रोजी संपलेल्या तिमाहीचे/वर्षाचे अलेखापरिक्षित वित्तीय परिणाम

(रू.कोटी, प्रति समभाग आकडेवारी व्यतिरिक्त)

अनु. क्र.	तपशील	३१ मार्च रोजी संपलेली तिमाही		३१ मार्च रोजी संपलेले वर्ष	
		२००९	२००८	२००९	२००८ (लेखापरिक्षित)
१.	उलाढाल	२९,०७३	३८,६९७	१५०,७७१	१३९,२६९
	वजा: अबकारी कर/वसूल केलेला सेवा कर	७११	१,४११	४,४८०	५,८२६
२.	**निव्वळ उलाढाल**	**२८,३६२**	**३७,२८६**	**१४६,२९१**	**१३३,४४३**
३.	ए) व्यापारातील साठ्यातील/सुरू असलेल्या कामातील (वाढ)/घट	२,०७७	१,२३२	१,८२१	१,८६७
	बी) कच्च्या मालाचा वापर	१२,३८४	२५,६६४	९७,१५०	९०,३०४
	सी) खरेदी	५,८०७	१,२०२	१०,१५४	६,००८
	डी) कर्मचारी खर्च	५१४	५७६	२,३५८	२,११९
	ई) घसारा	१,३२७	१,३८०	५,०५९	४,८४७
	एफ) इतर खर्च	२,९४३	२,५९४	११,४१३	९,८३९
	जी) एकुण खर्च	**२४,२५२**	**३२,६४८**	**१२७,९५५**	**११४,९८४**
४.	**इतर उत्पन्न, व्याज आणि अपवादात्मक मुददयांपूर्वीचा कामकाजी लाभ**	**४,११०**	**४,६३८**	**१८,३३६**	**१८,४५९**
५.	इतर उत्पन्न	९९३	२८९	२,०३३	८९५
६.	**व्याज आणि अपवादात्मक मुददयांपूर्वीचा कामकाजी लाभ**	**५,१०३**	**४,९२७**	**२०,३६९**	**१९,३५४**
७.	व्याज व वित्तीय शुल्क	४७७	२७२	१,६९२	१,०७७
८.	अपवादात्मक मुद्दे	(३७०)	(०)	(३७०)	४,७३३
९.	**करपूर्व नफा**	**४,२५६**	**४,६५५**	**१८,३०७**	**२३,०१०**
१०.	चालू करासाठी तरतूद (अतिरिक्त फायदे करासह)	४८५	५४४	२,१२८	२,६५२
११.	प्रलंबित करासाठी तरतूद	२२५	११९	९००	९००
१२.	**करपश्चात निव्वळ नफा**	**३,५४६**	**३,९९२**	**१५,२७९**	**१९,४५८**
१३.	**करपश्चात निव्वळ नफा (अपवादात्मक मुद्यांचे परिणाम वगळता)**	**३,८७४**	**३,९९२**	**१५,६०७**	**१५,२६१**
१४.	भरणा केलेले इक्विटी समभाग भांडवल, प्रत्येकी रू.१०/-चे इक्विटी समभाग	१,५७४	१,४४४	१,५७४	१,४४४
१५.	पुनर्मुल्यांकीत राखीव निधी वगळता राखीव निधी, मागील लेखा वर्षातील (लेखापरिक्षित ताळेबंदाप्रमाणे)				७७,४४२
१६.	प्रतिसमभाग मिळकत (रू.१० चे दर्शनी मूल्य)				
	मूळ	२३.४	२६.९	१०१.०	१३३.९
	सौम्य	२३.४	२६.९	१०१.०	१३३.९
१७.	प्रतिसमभाग मिळकत (रू.१० चे दर्शनी मूल्य) (अपवादात्मक मुददा वगळता)				
	मूळ	२५.६	२६.९	१०३.२	१०५.०
	सौम्य	२५.६	२६.९	१०३.२	१०५.०
१८.	सार्वजनिक समभाग धारणा (ज्यावर मतांचा अधिकार वापरता येत नाही असे उपकंपन्यांनी धारण केलेले समभाग)				
	– समभागांची संख्या (कोटीमध्ये)	७४.८२	६५.३०	७४.८२	६५.३०
	– समभागधारणेची टक्केवारी (%)	४७.५४	४४.९२	४७.५४	४४.९२
१९.	प्रमोटर व प्रमोटर समुह समभागधारणा				
	ए) प्लेज्ड/एन्कंबर्ड				
	– समभागांची संख्या (कोटीत)	-	-	-	-
	– एकुण प्रमोटर व प्रमोटर समुह समभागधारणेची टक्केवारी (%)	-	-	-	-
	– कंपनीच्या एकुण समभाग भांडवलाची टक्केवारी (%)	-	-	-	-
	बी) नॉन-एन्कंबर्ड				
	– समभागांची संख्या (कोटीत)	७७.१७	७४.६७	७७.१७	७४.६७
	– एकुण प्रमोटर व प्रमोटर समुह समभागधारणेची टक्केवारी (%)	१००.००	१००.००	१००.००	१००.००
	– कंपनीच्या एकुण समभाग भांडवलाची टक्केवारी (%)	४९.०३	५१.३७	४९.०३	५१.३७

टीपा:

१. तुलना करणे सोपे जावे या दृष्टिने आवश्यक तेथे संबंधीत कालावधीचे आकडे पुनर्स्थापीत करण्यात आलेले आहेत.

२. नियोजित तारिख १ एप्रिल २००८ पासून रिलायन्स पेट्रोलियम लिमिटेड (आरपीएल) चे कंपनीमध्ये विलिनिकरण करण्याची योजना दोन्ही कंपन्यांच्या भागधारकांनी आणि क्रेडिटर्सनी मंजुर केली असून आणि मुंबई व गुजरात येथील मान. उच्च न्यायालयांकडे कंपनी कायदा, १९५६ मधील कलम ३९१ व ३९४ अंतर्गत सादर करण्यात आली आहे. स्टॅच्युटरी मंजुरी मिळाल्यावर ह्या योजनेची ३१ मार्च २००९ रोजी संपलेल्या लेखापरिक्षित वित्तीय स्टेटमेन्टसमध्ये अंमलबजावणी केली जाईल.

३. कंपनीच्या तितक्याच संख्येच्या संपूर्ण भरणा केलेले इक्विटी समभाग सब्स्क्राईब करण्यासाठी ह्या वर्षात कंपनीने पात्र कर्मचाऱ्यांना ५०,१०० ऑप्शन्स मंजूर केले आहेत. निश्चित करण्यात आलेल्या निकषांनुसार मंजूर केल्याच्या तारखेपासून ७ वर्ष हे ऑप्शन्स वैध राहतील.

४. कंपनीने पाताळगंगा, हजिरा, नरोडा आणि जामनगर येथील कारखाना, यंत्रसामग्री आणि इमारती ह्यांचे मागील वर्षात पुनर्मूल्यांकन केले होते. कंपनीने १ जानेवारी २००९ रोजी गांधार आणि नागोठाणे येथील कारखाना, यंत्रसामग्री आणि इमारती यांचे देखील पुनर्मूल्यांकन केले असता रू. १२,९०१ कोटी (यूएस डॉलर्स २५४४ दशलक्ष) इतकी वाढती रक्कम पुनर्मूल्यांकन राखिव निधीत जमा करण्यात आला आहे. पुनर्मूल्यांकन

केल्यानंतर ३१ मार्च २००९ रोजी संपलेल्या वर्षात रु.१,९८७ कोटी (यूएस डॉलर्स ३९२ दशलक्ष) इतका अधिक घसारा झाला असून तो राखिव निधीतून वजा करण्यात आला आहे. ह्याचा वर्षातील नफ्यावर काहीही परिणाम झालेला नाही.

- १६ एप्रिल २००९ पासून कंपनीची जामनगर येथील रिफायनरी ईओयू योजनेतून बाहेर पडली आहे.
- २ एप्रिल २००९पासून कंपनीने केजी डी६ बेसिन (डी१/डी३ संशोधन) येथील गॅस उत्पादनाला सुरूवात केली आहे.

कंपनीने स्थिर मत्ता खरेदी करण्यासाठी उसन्या घेतलेल्या रकमेवरील परदेशी चलनाच्या विनिमय दरातील फरक स्थिर मत्तेच्या प्रचलित मूल्यात साजेसा करणे सुरू ठेवले आहे. मर्यादित आढावा अहवालात हा संदर्भाचा मुद्दा आहे. परंतु, जीएसआर नोटिफिकेशन २२५ (ई) दिनांक ३१ मार्च २००९ नुसार ''परदेशी चलनातील दरातील बदलाचे परिणाम'' ह्यावरील अकौन्टिंग स्टँडर्ड (एएस ११) मध्ये मागील कालावधीपासून सुधारणा करण्यात आल्यावर (७ डिसेंबर २००६ पासून), कंपनीद्वारा करण्यात आलेली अकौन्टिंग ट्रीटमेंट सुधारित एएस११ प्रमाणे आहे.

८. ३१ मार्च २००९ रोजी संपलेल्या वर्षात रिलायन्स पिपल सर्व लिमिटेड, रिलायन्स इन्फ्रास्ट्रक्चर मॅनेजमेन्ट सर्व्हिसेस लिमिटेड, रिलायन्स ग्लोबल बिझनेस, बी.व्ही., रिलायन्स गॅस कॉर्पोरेशन लिमिटेड, रिलायन्स ग्लोबल एनर्जी सर्व्हिसेस लिमिटेड, रिलायन्स वन एंटरप्रायझेस लिमिटेड, रिलायन्स पर्सनल इलेक्ट्रॉनिक्स लिमिटेड, रिलायन्स ग्लोबल एनर्जी सर्व्हिसेस (सिंगापूर) पीटीई लिमिटेड, रिलायन्स पॉलिमर्स (इंडिया) प्रायव्हेट लिमिटेड, रिलायन्स पॉलिओलेफिन्स प्रायव्हेट लिमिटेड, रिलायन्स ॲरोमॅटिक्स ॲण्ड पेट्रोकेमिकल्स प्रायव्हेट लिमिटेड, रिलायन्स एनर्जी ॲण्ड प्रोजेक्ट डेव्हलपमेन्ट प्रायव्हेट लिमिटेड, रिलायन्स केमिकल्स प्रायव्हेट लिमिटेड, रिलायन्स युनिव्हर्सल एन्टरप्रायझेस प्रायव्हेट लिमिटेड, इंटरनॅशनल ऑइल ट्रेडिंग लिमिटेड, रिलायन्स न्यूट्रिशनल फुड प्रोसेसर्स प्रायव्हेट लिमिटेड, रिलायन्स रिव्हू सिनेमा प्रायव्हेट लिमिटेड, रिलायन्स रिप्ले गेमिंग प्रायव्हेट लिमिटेड, आयआरएल यूएसए इन्क., रिलायन्स कमर्शिअल लँड इन्फ्रास्ट्रक्चर प्रायव्हेट लिमिटेड, रिलायन्स कॉर्पोरेट आयटी पार्क लिमिटेड, रिलायन्स एमिनन्ट ट्रेडिंग ॲण्ड कमर्शिअल प्रायव्हेट लिमिटेड, रिलायन्स प्रोग्रेसिव ट्रेडर्स प्रायव्हेट लिमिटेड, रिलायन्स प्रोलिफिक ट्रेडर्स प्रायव्हेट लिमिटेड, रिलायन्स यूनिव्हर्सल ट्रेडर्स प्रायव्हट लिमिटेड, रिलायन्स प्रोलिफिक कमर्शिअल प्रायव्हेट लिमिटेड, रिलायन्स कॉमट्रेड प्रायव्हेट लिमिटेड, रिलायन्स ॲम्बिट ट्रेड प्रायव्हेट लिमिटेड, रिलायन्स पेट्रो मार्केटिंग प्रायव्हेट लिमिटेड, एलपीजी इन्फ्रास्ट्रक्चर (इंडिया) प्रायव्हेट लिनिटेड, आणि रिलायन्स इन्फोसोल्यूशन्स प्रायव्हेट लिमिटेड, ह्या कंपनीच्या उपकंपन्या झाल्या आहेत आणि ॲबकस रिटेल प्रायव्हेट लिमिटेड ही उपकंपनी राहिलेली नाही.

९. रू.३७० कोटीचे (यूएस डॉलर्स ७३ दशलक्ष) इतक्या रकमेचे अपवादात्मक मुद्दे हे उपकंपन्यांच्या बाबतीतील अंदाजे क्लेमसाठी केलेली तरतूद आहे.

१०. ३१ मार्च २००९ रोजी संपलेल्या वर्षातील चालू करासाठीच्या तरतूदीत रू.५४ कोटी (यूएस डॉलर्स १०.७ दशलक्ष) फ्रिन्ज बेनिफिट कराची तरतूद समाविष्ट आहे.

११. १ जानेवारी २००९ रोजी गुंतवणुकदारांच्या कोणत्याही तक्रारी प्रलंबीत नव्हत्या. ३१ मार्च २००९ रोजी संपलेल्या तिमाहीत प्राप्त झालेल्या सर्व १,०५३ तक्रारींचे समाधान करण्यात आले होते व ३१ मार्च २००९ रोजी कोणतीही तक्रार प्रलंबीत नव्हती.

१२. लेखासमितीने वरील निष्कर्षांचे पुनरावलोकन केले होते. संचालक मंडळाने २३ एप्रिल २००९ रोजी भरलेल्या आपल्या बैठकीत उपरोल्लेखीत निष्कर्ष मान्य केले व प्रसृतीस मान्यता दिली. कंपनीच्या वैधानिक लेखापरिक्षकांनी ३१ मार्च २००९ रोजी संपलेल्या वर्षाचे निष्कर्षांचे मर्यादित पुनरावलोकन केले आहे.

३१ मार्च २००९ रोजी संपलेल्या तिमाहीची /वर्षाची अलेखापरिक्षित विभागीय माहिती

(रू. कोटी)

		३१ मार्च रोजी संपलेली तिमाही				३१ मार्च रोजी संपलेले वर्ष			
		२००९		२००८		२००९		२००८ (लेखापरिक्षित)	
१.	**विभागवार मिळकत**								
	– पेट्रोकेमिकल्स	९,७२४		१४,११९		५२,७६७		५३,०००	
	– रिफायनिंग	२१,६३१		२८,६८६		११२,३५१		१००,७४३	
	– तेल व वायू	७३६		८२८		३,४८९		२,७०२	
	– इतर	२१०		३४२		६३८		७७८	
	ढोबळ उलाढाल								
	(उलाढाल व आंतरविभागीय हस्तांतरण)	**३२,३०१**		**४३,९७५**		**१६९,२४६**		**१५७,२२३**	
	वजा: आंतरविभागीय हस्तांतरण	३,२२८		५,२७८		१८,४७४		१७,९५४	
	उलाढाल	**२९,०७३**		**३८,६९७**		**१५०,७७१**		**१३९,२६९**	
	वजा: विक्रीवरील वसूल केलेला अबकारी कर	७११		१,४११		४,४८०		५,८२६	
	निव्वळ उलाढाल		**२८,३६२**		**३७,२८६**		**१४६,२९१**		**१३३,४४३**
२.	**विभागवार परिणाम**								
	– पेट्रोकेमिकल्स	१,७२२		१,४६६		६,८५५		७,११३	
	– रिफायनिंग	१,९५३		२,८३९		९,६४८		१०,३३२	
	– तेल व वायू	४७३		४४७		२,२२६		१,५०३	
	– इतर	१२		९		३७		४०	
	व्याज व करपूर्व एकुण विभागाचा नफा		**४,१६०**		**४,७६१**		**१८,७६६**		**१८,९८८**
	(१) व्याजावरील खर्च		(४७७)		(२७२)		(१,६९२)		(१,०७७)
	(२) व्याजावरील मिळकत		७१२		२४८		१,५१४		६६२
	(३) खर्च वजा जाता इतर असमायोजित मिळकत		२३१		(८२)		८९		(२९६)
	कर व अपवादात्मक मुद्यांसह नफा		**४,६२६**		**४,६५५**		**१८,६७७**		**१८,२७७**
	अपवादात्मक मुद्दे		(३७०)				(३७०)		४,७३३
	करपूर्व नफा		**४,२५६**		**४,६५५**		**१८,३०७**		**२३,०१०**
	(१) चालू करासाठी तरतूद (अतिरिक्त फायदे करासह)		(४८५)		(५४४)		(२,१२८)		(२,६५२)
	(२) प्रलंबित करासाठी तरतूद		(२२५)		(१९९)		(९००)		(९००)
	करपश्चात नफा		**३,५४६**		**३,९१२**		**१५,२७९**		**१९,४५८**
	करपश्चात नफा (अपवादात्मक मुद्यांचे परिणाम वगळता)		**३,८७४**		**३,९१२**		**१५,६०७**		**१५,२६१**
३.	**गुंतविलेले भांडवल**								
	(विभागवार मालमत्ता –विभागवार देयके)								
	– पेट्रोकेमिकल्स		४१,६३२		३०,७५८		४१,६३२		३०,७५८
	– रिफायनिंग		४६,८०६		४२,१४१		४६,८०६		४२,१४१
	– तेल व वायू		४४,६७३		२६,३११		४४,६७३		२६,३११
	– इतर		७,२५५		६,४४७		७,२५५		६,४४७
	– असमायोजित कॉर्पोरेट		४४,६५१		२०,०६४		४४,६५१		२०,०६४
	एकुण गुंतविलेले भांडवल		**१८५,०१७**		**१२५,८०१**		**१८५,०१७**		**१२५,८०१**

३१ मार्च २००९ रोजी संपलेल्या तिमाही / वर्षातील अलेखापरिक्षित स्वतंत्र विभागीय माहितीच्या टीपा:

१. सेगमेंट रिपोर्टिंग वरील अकांऊंटिंग स्टॅण्डर्ड १७ (एएस १७) प्रमाणे खाली वर्णन केल्याप्रमाणे कंपनीने ''विभागवार माहिती'' दिली आहे:

ए) **पेट्रोमिकल्स** विभागात पेट्रोकेमिकल्स उत्पादनांचे उत्पादन आणि पणन कार्य समाविष्ट आहे. उदा. हाय व लो डेन्सिटी पॉलिएथिलिन, पॉलिप्रॉपिलीन, पॉलिविनाईल क्लोराईड, पॉलिएस्टर यार्न, पॉलिएस्टर फायबर्स, प्युरिफाईड टेरेफ्थॅलिक ॲसिड, पॅरॅक्सिलिन, इथलिन ग्लायकॉल, ओलेफिन्स, ॲरोमॅटिक्स, लिनियर अल्काईल बेन्झिन, ब्युटाडाईन, ॲक्रिलोनिट्राईल, पॉली ब्यूटडिन रबर, कॉस्टिक सोडा व पॉलिएथलिन टेरेफ्थालेट.

बी) **रिफाईनिंग** विभागात पेट्रोलियम उत्पादनांचे उत्पादन व पणन कार्य समाविष्ट आहे.

सी) **तेल व वायू** विभागात कच्चे तेल व नैसर्गिक वायूचे उत्खनन, विकास व उत्पादन ह्यांचा समावेश आहे.

डी) वेगळा अहवाल न देण्याजोगे छोटे उद्योग विभाग ''**इतर**'' विभागात एकत्र करण्यात आले आहेत.

ई) इतर गुंतवणूक/मत्ता ह्यामध्ये गुंतवलेले भांडवल आणि त्यातून मिळणारी मिळकत ''असमायोजित'' खाली विचारात घेतले आहे.

रिलायन्स इंडस्ट्रीज लिमिटेड करिता
सही/-
मुकेश डी. अंबानी
अध्यक्ष आणि व्यवस्थापकीय संचालक

दिनांक: २३ एप्रिल, २००९
स्थळ: मुंबई